UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 0-20570

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

IAC/InterActiveCorp Retirement Savings Plan

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011

REQUIRED INFORMATION

        1.     Not applicable.

        2.     Not applicable.

        3.     Not applicable.

        4.     The IAC/InterActiveCorp Retirement Savings Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendix I is a copy of the most recent financial statements and supplemental schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

EXHIBITS

23.1    Consent of Ernst & Young LLP.

i

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2009	IAC/InterActiveCorp Retirement Savings Plan
	By:	/s/ DAVID BIRNBAUM Plan Administrator

Appendix I

Financial Statements and Supplemental Schedules

        IAC/InterActiveCorp Retirement Savings Plan December 31, 2008 and 2007 and Year Ended December 31, 2008 with Report of Independent Registered Public Accounting Firm.

IAC/InterActiveCorp Retirement Savings Plan

Financial Statements
and Supplemental Schedules
December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Administrative Committee
IAC/InterActiveCorp Retirement Savings Plan

        We have audited the accompanying statements of net assets available for benefits of the IAC/InterActiveCorp Retirement Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at year end) as of December 31, 2008 and non-exempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                      /s/ ERNST & YOUNG LLP

New York, New York
June 22, 2009

IAC/InterActiveCorp Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Cash	$9,828,876	$—
Investments, at fair value	227,107,589	386,511,892
Receivables:
Participant	1,218,391	939,092
Employer	475,247	342,209

Total receivables	1,693,638	1,281,301

Net assets available for benefits, at fair value	238,630,103	387,793,193
Adjustment from fair value to contract value (for interest in common collective trusts related to fully benefit-responsive investment contracts)	1,436,020	304,973

Net assets available for benefits	$240,066,123	$388,098,166

See accompanying notes to financial statements.

IAC/InterActiveCorp Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008
Additions to net assets attributed to:
Dividend and interest income	$13,116,765
Participant contributions	48,118,121
Employer contributions	15,195,705
Participant rollover contributions	4,108,347

Total additions	80,538,938

Deductions from net assets attributed to:
Net realized and unrealized depreciation in fair value of plan investments	136,549,107
Benefits paid to participants	64,005,591
Administrative expenses	772,708
Transfers out	27,243,575

Total deductions	228,570,981

Net decrease in net assets available for benefits	(148,032,043)
Net assets available for benefits—beginning of year	388,098,166

Net assets available for benefits—end of year	$240,066,123

See accompanying notes to financial statements.

IAC/INTERACTIVECORP RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

1. Description of the Plan

        The following description of the IAC/InterActiveCorp Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a complete description of the Plan's provisions.

General

        The Plan is a defined contribution plan covering substantially all employees of IAC/InterActiveCorp (the "Company") and certain affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In 2007, the Plan was amended to increase the maximum amount of pre-tax contributions a participant is allowed to make to the Plan from 16% to 50% of his/her compensation (as defined in the Plan documents).

Contributions

        Participants can make pre-tax contributions ranging from 1% to 50% (16% prior to September 1, 2007), and after-tax contributions ranging from 1% to 10%, in each case, of their compensation (as defined in the Plan documents) through payroll deductions. Participants can direct their contributions to any of the Plan's investment options and may generally change their investment options on a daily basis. All newly hired employees of the Company are automatically enrolled in the Plan, with pre-tax contributions of 3% directed into the Fidelity Freedom Fund based on their expected year of retirement commencing approximately 30 days after the date of hire. Newly hired employees are notified of their automatic enrollment in advance and may elect to change their contribution percentage or not to participate in the Plan prior to the first automatic deferral.

        The Company contributes an amount equal to 50% of the first 6% of compensation that a participant contributes in each payroll period to the Plan. The Company may also make a discretionary contribution of funds annually, which, if applicable, would be determined by the Company's Board of Directors (or a Committee thereof). For the year ended December 31, 2008, the Company's matching contribution was $15,195,705. No discretionary contributions were made to the Plan during the year ended December 31, 2008. Company matching contributions are directed to the investment options of the Plan based upon the respective participant's investment election.

Vesting

        Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in Company matching contributions (plus actual earnings thereon) after two years of credited service. Certain participants who were participants in plans that were merged into the Plan have different vesting periods for Company matching contributions. Participants should refer to the Plan documents, as applicable, for a complete description of vesting provisions.

Eligibility

        Participants must be 18 years of age or older and are eligible to participate upon commencement of service, as defined in the Plan documents.

IAC/INTERACTIVECORP RETIREMENT SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

1. Description of the Plan (Continued)

Participant Accounts

        Each participant's account is credited with the participant's contribution, Company matching contributions and Plan earnings. Allocations are based on participant account balances as defined in the Plan documents. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Forfeitures

        Company matching contributions that become forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned, in accordance with applicable law. The remaining amount, if any, is used to reduce the Company's matching contributions, to fund corrective action to remedy the failure of non-discrimination testing and to pay Plan expenses. Cumulative forfeited non-vested accounts totaled $2,176,590 and $2,851,731 at December 31, 2008 and 2007, respectively. Forfeited amounts used to reduce employer matching contributions totaled $1,756,810 for the year ended December 31, 2008.

Participant Loans

        Generally, a participant may borrow from his/her fund account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of his/her vested account balance. With the exception of loans used to purchase a primary residence, which can have terms of up to 15 years, loan terms are limited to a maximum of five years. Any loans that have been transferred into the Plan from a previous plan are subject to the initial terms of the loan. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through regular payroll deductions.

Payment of Benefits

        Upon a participant's retirement, death, disability or other interruption of continuous service, his/her entire vested account balance will be distributed unless the participant's vested balance is more than $5,000 and the participant elects to leave such amounts in the Plan. If the vested balance does not exceed $5,000 but is more than $1,000, such balance will be automatically transferred to a rollover IRA account unless the participant elects otherwise. If the vested account balance is $1,000 or less it will be distributed in the form of a lump sum payment to the participant. Participants reaching the age of 59 1/2 may elect to withdraw some or all of their accounts while still employed. Participants' pre-tax contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan. Generally, participants who have made after-tax contributions may elect to withdraw some or all of the vested portion of their accounts with no limit on the number of withdrawals of this type. Terminated participants may elect to receive a distribution of their account balances, subject to income tax and early withdrawal penalties.

IAC/INTERACTIVECORP RETIREMENT SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

1. Description of the Plan (Continued)

Plan Termination

        Although the Company has expressed no intent to terminate the Plan, in the event that the Plan is terminated by the Company, all amounts credited to the participants' accounts would become 100% vested and the net assets would be distributed to participants.

Administrative Expenses

        Substantially all of the administrative expenses are paid by the Plan unless the Company elects to pay such expenses.

2. Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements have been prepared on the accrual basis of accounting.

Management Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Investments

        The Plan's investments are stated at fair value except for its investments in common collective trusts, which are valued at contract value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

        As described in Financial Accounting Standards Board ("FASB") Staff Position, AAG INV-1 and Statement of Position 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the accompanying statements of net assets available for benefits presents the fair value of the common collective trust as well as the adjustment of the fully benefit-responsive common collective trust from fair value to contract value. The accompanying statement of changes in net assets available for benefits is prepared on a contract value basis.

        Purchases and sales of securities are recorded as of their trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

IAC/INTERACTIVECORP RETIREMENT SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

3. Investments

        The Plan's investments (including investments purchased, sold and held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

Year Ended December 31, 2008
Investments in mutual funds	$(131,016,117)
Investments in common collective trust	75,398
Investments in common stock	(5,608,388)

Total net realized and unrealized depreciation in fair value of plan investments	$(136,549,107)

        The Plan's investments are held in a trust fund. The following are investments that represent 5% or more of the Plan's net assets:

	December 31,
	2008	2007
Fidelity Managed Income Portfolio II	$35,387,057	$34,309,110
Fidelity Spartan U.S. Equity Fund	17,287,020	32,514,984
Fidelity Contrafund	14,617,256	23,450,872
Fidelity Equity Diversified International Fund	13,365,102	33,051,470
Fidelity Blue Chip Growth Fund	12,283,728	26,689,222
Fidelity Freedom 2030 Fund	12,274,818	21,687,659
Fidelity Investment Grade Bond Fund	12,107,270	*
Dodge & Cox International Stock Fund	*	21,285,496

    *
    Fair value did not exceed 5% of the Plan's net assets available for benefits at year end.

4. Fair Value Measurements

        Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). In accordance with SFAS No. 157, the Plan categorizes its assets and liabilities measured at fair value into a fair value hierarchy that prioritizes the assumptions used in pricing the asset or liability into the following three levels:

  •
  Level 1: Observable inputs such as quoted prices for identical assets and liabilities in active markets obtained from independent sources.

  •
  Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data.

  •
  Level 3: Unobservable inputs for which there is little or no market data and require the Plan to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in pricing the asset or liability.

IAC/INTERACTIVECORP RETIREMENT SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

4. Fair Value Measurements (Continued)

        The following table presents the Plan's assets that are measured at fair value on a recurring basis at December 31, 2008:

	Recurring Fair Value Measurements Using
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
Investments in mutual funds	$179,973,011	$—	$—	$179,973,011
Investments in common collective trust	—	35,387,057	—	35,387,057
Investments in common stock	2,846,744	—	—	2,846,744
Participant Loans	—	—	8,900,777	8,900,777

Total	$182,819,755	$35,387,057	$8,900,777	$227,107,589

        The following table presents the changes in the Plan's assets that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Balance at January 1, 2008	Purchases, sales, issuances and settlements, net	Balance at December 31, 2008
Participant Loans	$9,245,582	$(344,805)	$8,900,777

5. Income Tax Status

        The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated July 20, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended subsequent to the receipt of the determination letter. A new request for a determination letter on the Plan's qualified status was submitted to the IRS in December 2007 and is currently pending. The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6. Transfers out

        Transfers out of the Plan principally relate to Entertainment Publications, Inc. ("EPI"), which the Company sold on May 30, 2008. As a result of the transaction, the net assets available for benefits of the employees of EPI were transferred out of the Plan on October 1, 2008.

7. Related-Party Transactions

        Certain Plan investments consist of common stock of IAC as well as common stock of HSN, Inc. ("HSNi"), Interval Leisure Group, Inc. ("ILG"), Ticketmaster Entertainment, Inc. ("Ticketmaster"), and Tree.com, Inc. ("Tree.com"), all of which were affiliates of IAC through August 20, 2008 and shares of mutual funds managed by Fidelity Management and Research Corp. IAC is the Plan sponsor,

IAC/INTERACTIVECORP RETIREMENT SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

7. Related-Party Transactions (Continued)

Fidelity Management Trust Company serves as the Plan's trustee and Fidelity Investments Institutional Operations Company, Inc. is both the Plan's transfer agent and record keeper for the year ending December 31, 2008, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the recordkeeping and administrative services amounted to $725,708 for the year ended December 31, 2008.

8. Risks and Uncertainties

        The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

9. Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of the statements of net assets available for benefits between the financial statements and Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$240,066,123	$388,098,166
Adjustment from fair value to contract value (for interest in common collective trusts related to fully benefit-responsive investment contracts)	(1,436,020)	(304,973)

Net assets available for benefits per Form 5500	$238,630,103	$387,793,193

        The following is a reconciliation of the statement of changes in net assets available for benefits between the financial statements and Form 5500:

Year Ended December 31, 2008
Total additions per the financial statements	$80,538,938
Change in adjustment from fair value to contract value (for interest in common collective trusts related to fully benefit-responsive investment contracts)	(1,131,047)

Total income per Form 5500	$79,407,891

10. Subsequent Events

        On August 20, 2008, the Company completed the separation of HSNi, ILG, Ticketmaster, and Tree.com, into separate independent public companies (each, a "Spinco" and collectively, the "Spincos").

IAC/INTERACTIVECORP RETIREMENT SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2008 and 2007

10. Subsequent Events (Continued)

        As a result of this transaction and pursuant to an Employee Matters Agreement, dated August 20, 2008, between IAC and each of the Spincos, the Plan continued to cover substantially all employees of each Spinco until December 31, 2008, after which separate plans were established and maintained by each Spinco. Effective January 1, 2009, the net assets available for benefits of the respective Spincos were transferred from the Plan into the Spinco plans as summarized below:

January 1, 2009
Net assets available for benefits—HSNi	$80,318,816
Net assets available for benefits—ILG	43,169,659
Net assets available for benefits—Ticketmaster	46,160,579
Net assets available for benefits—Tree.com	16,839,343

        The Plan was further amended on January 1, 2009 to reflect the appointment of Schwab Retirement Plan Services, Inc. ("SRPS") as Plan Trustee and record keeper. In connection with this appointment and after a thorough review of Plan investments, most investment options under the Plan changed to reflect the investment options offered by SRPS. SRPS is an affiliate of Charles Schwab & Co., Inc.

IAC/InterActiveCorp Retirement Savings Plan
Supplemental Schedules
E.I.N. 59-2712887 Plan No: 001
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Fidelity Managed Income Portfolio II	Common/Collective Trust	$35,387,057
*	Fidelity Spartan U.S. Equity Fund	Mutual Fund	17,287,020
*	Fidelity Contrafund	Mutual Fund	14,617,256
*	Fidelity Equity Diversified International Fund	Mutual Fund	13,365,102
*	Fidelity Blue Chip Growth Fund	Mutual Fund	12,283,728
*	Fidelity Freedom 2030 Fund	Mutual Fund	12,274,818
*	Fidelity Investment Grade Bond Fund	Mutual Fund	12,107,270
	Dodge & Cox International Stock Fund	Mutual Fund	9,818,670
*	Fidelity Freedom 2020 Fund	Mutual Fund	9,711,829
*	Fidelity Freedom 2040 Fund	Mutual Fund	8,339,729
	Van Kampen Growth & Income Fund	Mutual Fund	8,263,842
*	Lord Abbett Mid-Cap Value Fund	Mutual Fund	7,200,032
*	Fidelity Mid-Cap Stock Fund	Mutual Fund	6,755,603
*	Fidelity Low-Priced Stock Fund	Mutual Fund	6,314,428
*	Fidelity Dividend Growth Fund	Mutual Fund	5,984,180
*	Fidelity U.S. Bond Index Fund	Mutual Fund	5,526,483
*	Fidelity Freedom 2035 Fund	Mutual Fund	4,425,750
	Royce Low Priced Stock Fund	Mutual Fund	3,787,567
*	Fidelity Freedom 2010 Fund	Mutual Fund	3,043,065
	MSI Small Company Growth Portfolio	Mutual Fund	2,909,047
	Goldman Sachs Small Cap Value Fund—Institutional Class	Mutual Fund	2,607,192
*	Fidelity Freedom 2025 Fund	Mutual Fund	2,322,476
*	Fidelity Brokerage Link	Self-Directed Brokerage Account	2,258,307
*	IAC/InterActiveCorp Common Stock	Stock Fund	2,143,421
*	Fidelity Freedom 2045 Fund	Mutual Fund	2,119,902
*	Fidelity Freedom 2015 Fund	Mutual Fund	1,638,976
*	Fidelity Freedom 2050 Fund	Mutual Fund	1,598,191
*	Fidelity Spartan International Index Fund	Mutual Fund	1,538,918
*	Fidelity Freedom Income Fund	Mutual Fund	881,177
*	Fidelity Freedom 2000 Fund	Mutual Fund	748,921
*	HSN, Inc. Common Stock	Stock Fund	267,394
*	Fidelity Freedom 2005 Fund	Mutual Fund	243,532
*	Ticketmaster Entertainment, Inc. Common Stock	Stock Fund	228,974
*	Interval Leisure Group, Inc. Common Stock	Stock Fund	191,000
*	Tree.com, Inc. Common Stock	Stock Fund	15,955
*	Participant Loans	Interest rates ranging from 5.0%-10.5% with maturity dates through September 30, 2033	8,900,777

	Total investments, at fair value		$227,107,589

*
Party-in-interest as defined by ERISA.

Note: Cost information has not been included in column (d), because all investments are participant-directed.

IAC/InterActiveCorp Retirement Savings Plan
E.I.N. 59-2712887 Plan No: 001
Schedule G, Part III Schedule of Non-Exempt Transactions
Year Ended December 31, 2008

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-in-Interest	(c) Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(h) Cost of Asset
ResortQuest Hawaii	Employer	Late remittance of participant contributions for December 2008 made February 10, 2009	$106,540
LendingTree Loans	Employer	Late remittance of participant contributions for December 2008 made February 4, 2009	$72,863
LendingTree	Employer	Late remittance of participant contributions for December 2008 made February 4, 2009	$66,095
iNest	Employer	Late remittance of participant contributions for December 2008 made February 4, 2009	$178

Note: Columns (d) through (g), (i) and (j) are not applicable.